SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16 OF**

**THE SECURITIES EXCHANGE ACT OF 1934**

For the month of January, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___


Exhibits Index appears on Page 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: January 13, 2003

By: [signature]
Name: Patricia M. Wakelin
Title: Assistant Secretary

## Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Fairmont
HOTELS & RESORTS

**For immediate release**

## FAIRMONT HOTELS & RESORTS INC. TO RELEASE FOURTH QUARTER AND YEAR-END EARNINGS

TORONTO, January 15, 2002- Fairmont Hotels & Resorts Inc. ("FHR"- TSE and NYSE symbol: FHR) will release its fourth quarter and year-end earnings on January 23, 2002 to be followed by a conference call that day at 4:30 p.m. Eastern Time. Participating on the call will be FHR's Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, President and Chief Operating Officer, and M. Jerry Patava, Executive Vice President and Chief Financial Officer.

Investors are invited to access the call by dialing 416-641-6450 or 1-888-209-3754. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 6:30 p.m. on January 23, 2002 through to 11:00 p.m. on January 30, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20187824.

A live audio webcast of the conference call will be available via FHR's website (www.fairmont.com/investor). An archived recording of the webcast will remain available on this website following the conference call. To listen to the webcast, users require a sound-enabled computer with a Pentium or PowerPC processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.Microsoft.com/windows/windowsmedia/download/default.asp) or via the FHR website.

**About Fairmont Hotels & Resorts Inc.**

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with more than 30,000 rooms in Canada, the United States, Mexico, Bermuda and Barbados. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 37 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 40 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 20 properties and a 34 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 21 properties.

-30-

Contact: Emma Thompson
Director Investor Relations
Tel: 416-874-2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor